UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

RedEnvelope, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75733R 60 1

(CUSIP Number)

Scott Galloway
42 W. 15th Street, #2
New York, NY 10011
(917) 567-2841

With a copy to:

Stuart G. Stein, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 22201
(202) 637-8575

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75733R 60 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Scott Galloway

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,396,790

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,396,790

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.5(1)

14.	Type of Reporting Person (See Instructions) IN

(1)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R. Ian Chaplin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 408,701(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 408,701(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 408,701(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.5(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  These shares are held jointly by Mr. Chaplin and his spouse.

(2)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael L. Meyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,066

	8.	Shared Voting Power 9,103(1)

	9.	Sole Dispositive Power 65,066

	10.	Shared Dispositive Power 9,103(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,169(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 9,103 shares held of record by Mr. Meyer’s spouse.

(2)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebrand Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,164,912

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,164,912

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9(1)

14.	Type of Reporting Person (See Instructions) OO

(1)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenn J. Krevlin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,164,912

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,164,912

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9(1)

14.	Type of Reporting Person (See Instructions) IN, HC

(1)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Advisors, LLC 13-4153005

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,164,912

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,164,912

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,912

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9(1)

14.	Type of Reporting Person (See Instructions) HC

(1)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Management, LLC 13-4146739

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,164,912 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,164,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9(2)

14.	Type of Reporting Person (See Instructions) HC

(1)  Glenhill Capital Management LLC, is the general partner of one of the Class A members of Firebrand, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital LP 13-4149785

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,164,912 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,164,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9(2)

14.	Type of Reporting Person (See Instructions) PN

(1)  Glenhill Capital LP is a Class A member of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Overseas GP, Ltd. 98-0426124

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,164,912 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,164,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9(2)

14.	Type of Reporting Person (See Instructions) CO

(1)  Glenhill Capital Overseas GP, Ltd. is the general partner of one of the Class A members of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Overseas Master Fund, L.P. 98-0426132

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,164,912 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,164,912 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,164,912 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9(2)

14.	Type of Reporting Person (See Instructions) PN

(1)  Glenhill Capital Overseas Master Fund, L.P. is a Class A member of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 9,016,025 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended October 2, 2005.

This Amendment No. 11 amends (a) the Schedule 13D filed on June 30, 2004 (the “Initial Schedule 13D”) by Scott Galloway, R. Ian Chaplin, Martin McClanan and Michael L. Meyer (the “Original Reporting Persons”) relating to the common stock, par value $0.01 per share (“Common Stock”) of RedEnvelope, Inc. (the “Issuer”), (b) Amendment No. 1 to the Initial Schedule 13D, filed on July 12, 2004, (c) Amendment No. 2 to the Initial Schedule 13D, filed on July 16, 2004, (d) Amendment No. 3 to the Initial Schedule 13D, filed on May 12, 2005, (e) Amendment No. 4 to the Initial Schedule 13D, filed on May 31, 2005, (f) Amendment No. 5 to the Initial Schedule 13D, filed on June 14, 2005, (g) Amendment No. 6 to the Initial Schedule 13D, filed on June 17, 2005, (h) Amendment No. 7 to the Initial Schedule 13D, filed on July 13, 2005, (i) Amendment No. 8 to the Initial Schedule 13D filed on August 26, 2005, (j) Amendment No. 9 to the Initial Schedule 13D filed on September 15, 2005, and (k) Amendment No. 10 to the Initial Schedule 13D filed on November 1, 2005.  References to this “Schedule 13D” are to the Initial Schedule 13D as amended by the aforementioned amendments, including this Amendment No. 11 to the Initial Schedule 13D.

Amendment No. 4 to the Initial Schedule 13D added Firebrand Partners, LLC, a Delaware limited liability company (“Firebrand”) and its affiliates as additional reporting persons.  References in this Schedule 13D to the “Reporting Persons” are to the reporting persons filing this Amendment No. 11 to the Initial Schedule 13D, including Firebrand and its affiliates.  Other capitalized terms used in this Amendment No. 11 without definition have the meanings given to them in the Initial Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 is supplemented as follows:

Although Mr. Galloway and the other Reporting Persons were pleased in July 2005 to have resolved certain issues with the Issuer relating to the composition and qualifications of the Board of Directors, the Reporting Persons remain concerned by the management failures and operational problems that continue to cause disappointing financial and operational performance by the Issuer, as well as disappointing stock price performance.  Mr. Galloway personally experienced the Issuer’s operational problems in connection with holiday orders he placed in December 2005.

In light of these continued operational problems and management failures, on January 10, 2006, Mr. Galloway submitted to the Issuer a letter notifying the Issuer of his intent to solicit stockholder proxies in an attempt to remove several directors, including CEO Alison May, from the Issuer’s board of directors at the Issuer’s next annual stockholders meeting.  A copy of Mr. Galloway’s letter is filed as an Exhibit to this Schedule 13D.

Mr. Galloway also intends to submit a second demand letter with respect to his right, as a stockholder, to inspect the minutes of the Issuer’s Audit Committee.  Mr. Galloway had requested copies of these minutes in a letter to the Issuer dated October 27, 2005, a courtesy copy of which was also sent to each member of the Audit Committee.  Mr. Galloway has not yet received copies of the minutes requested.  Mr. Galloway believes that access to the minutes of the Issuer’s Audit Committee will provide important information regarding such committee’s oversight of management with respect to the Issuer’s disappointing financial performance.

Except as noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraph (a) through (j) of Item (4) of Schedule 13D. The Reporting Persons intend to maintain all available options to protect the value of their investment in the Issuer, however, and thus will continue to review their positions and may, at any time or from time to time, formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
The following additional exhibit is filed herewith: 1. Copy of letter sent by Scott Galloway to the Issuer on January 10, 2006.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2006

/s/ Scott Galloway
Scott Galloway

/s/ R. Ian Chaplin*
R. Ian Chaplin

/s/ Michael L. Meyer*
Michael L. Meyer

Firebrand Partners, LLC

/s/ Scott Galloway
Scott Galloway, Manager

/s/ Glenn J. Krevlin
Glenn J. Krevlin

Glenhill Advisors, LLC

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

Glenhill Capital Management, LLC

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

Glenhill Capital LP
By:	Glenhill Capital Management, LLC, its
General Partner
By:	Glenhill Advisors, LLC, its
Managing Member

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

Glenhill Capital Overseas GP, Ltd.

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Director

Glenhill Overseas Master Fund, L.P.
By:	Glenhill Capital Overseas GP, Ltd., its
General Partner

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Director

* By power of attorney included in Amendment No. 2 to the Initial Schedule 13D, filed with the Securities and Exchange Commission on July 16, 2004.

/s/ Scott Galloway
Scott Galloway
Attorney-in-Fact